SYMONS
CAPITAL MANAGEMENT

Letter Agreement

March 12, 2008

To: Unified Series Trust
2960 N. Meridian Street, Suite 300
Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Symons Small Cap Institutional Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees (the "Agreement").

Effective as of the date the Fund commences investment operations through March 31, 2010, we agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses) at 1.56% of the Fund's average daily net assets. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.56% expense limitation.

Very truly yours,

Symons Capital Management, Inc.

By: ____________________
Michael Czajka, President & CEO

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ____________________
Anthony J. Ghoston, President

SYMONS CAPITAL MANAGEMENT, INC. • 250 MT. LEBANON BLVD., SUITE 301 • PITTSBURGH, PA 15234
PHONE 412-344-7690 • 888-344-7740 • FAX 412-344-7693 • WWW.SYMONSCAPITAL.COM